UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                        SEC FILE NUMBER:
                                        033-75176

                    (Check One):

( ) Form 10-K ( ) Form 20-F ( ) Form 11-K (X) Form 10-Q ( ) Form N-SAR

                 For Period Ended: 3/31/01

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended: __________________


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

     Consoltex Inc.
     8555, Route Transcanadienne
     Saint-Laurent, Quebec   H4S 1Z6

PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Consoltex Inc. (THE "REGISTRANT") IS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDING MARCH 31, 2001 WITHIN THE PRESCRIBED PERIOD WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE THE REGISTRANT IS IN THE PROCESS OF DIVESTING CERTAIN OF ITS BUSINESS UNITS, AND SUCH DIVESTITURE EFFORTS HAVE OCCUPIED A SIGNIFICANT AMOUNT OF TIME AND ATTENTION OF THE REGISTRANT'S MANAGEMENT AND FINANCIAL REPORTING PERSONNEL, THUS DELAYING THE COMPLETION OF THE REGISTRANT'S QUARTERLY FINANCIAL STATEMENTS. ADDITIONALLY, THE REGISTRANT IS IN THE PROCESS OF MOVING THE ACCOUNTING FUNCTION OF ONE OF ITS DIVISIONS FROM ITS NEW YORK OFFICE TO ITS MONTREAL OFFICE, AND THIS TRANSITION HAS ALSO CONTRIBUTED TO THE DELAY IN REGISTRANT'S COMPLETION OF ITS QUARTERLY FINANCIAL STATEMENTS.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

 C. Suzanne Crawford                 514              335-7024
------------------                -----------      ----------------
   (Name)                        (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                              Consoltex Inc.
                -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.


Date:   May 15, 2001                        By: /s/ Theodore C. Rogers
     -----------------------                ---------------------------
                                            Theodore C. Rogers
                                            Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.